Exhibit 14.1

CORPORATE GOVERNANCE GUIDELINES OF
ELEPHANT TALK COMMUNICATIONS, INC.

OVERVIEW - THE ROLE OF THE BOARD OF DIRECTORS:

It is the paramount duty of the Board of Directors to oversee the CEO and other senior management in the competent and ethical operation of the Company on a day-to-day basis and to assure that the long-term interests of the shareholders are being served. To satisfy this duty, the directors will take a proactive, focused approach to their position, and set standards to ensure that the Company is committed to business success through maintenance of the highest standards of responsibility and ethics.

Directors bring to the Company a wide range of experience, knowledge and judgment, and bring these skills to bear for the Company. These varied skills mean that good governance depends on far more than a "check-the-box" approach to standards or procedures. The governance structure in the Company is designed to be a working structure for principled actions, effective decision-making and appropriate monitoring of both compliance and performance.

DIRECTOR QUALIFICATIONS:

The board believes that there should be at least a majority of independent directors on the board who meet the criteria for independence established by the American Stock Exchange. The Nominating and Corporate Governance Committee shall solicit and receive recommendations and review the qualifications of potential director candidates in accordance with the charter and principles of that committee. The consideration of a candidate as a director will be based on the Nominating and Corporate Governance Committee’s assessment of the individual’s background, skills and abilities, and whether such characteristics qualify the individual to fulfill the needs of the board at that time. The board should monitor the mix of skills and experience of its directors in order to assure that the board has the necessary tools to perform its oversight function effectively. The Nominating and Corporate Governance Committee will be responsible for considering shareholder proposals with respect to director nominations.

Serving on the Company’s board requires significant time and attention. Directors must spend the time needed and meet as often as necessary to properly discharge their responsibilities. A director who also serves as CEO of the Company should not serve on more than two (2) other boards of public companies in addition to the Company’s board. Directors other than the CEO of the Company should not serve on more than four (4) other boards of public companies in addition to the Company’s board.

ETHICS AND CONFLICT OF INTERESTS:

The board expects its directors, as well as officers and employees, to act ethically at all times and to acknowledge their adherence to the Company’s code of conduct. The board will not permit the waiver of any ethics policy for any director or executive officer.

SIZE OF BOARD AND DIRECTOR ELECTIONS:

The directors are elected annually by the shareholders to serve a three-year term. Between annual shareholder meetings, the board may elect directors to serve until the end of the term under which the vacancy was created. The By-laws prescribe that shareholders may propose nominees for consideration by the Nominating and Corporate Governance Committee by submitting the names and supporting information to: Secretary, Elephant Talk Communications, Inc., Schiphol Boulevard 249, 1118 BH Schiphol, The Netherlands.

The By-laws prescribe that the number of directors will not be less than six (6) nor more than eleven (11). In general, the board believes that smaller boards are more cohesive, work better together and tend to be more efficient monitors than larger boards. The board currently has seven (7) members and reviews from time to time the appropriateness of its size. The board would consider expanding its size to accommodate outstanding candidates.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION:

The Company’s management should provide new directors with materials, briefings and additional educational opportunities to permit them to become familiar with the Company and to enable them to better perform their duties. Board members are also encouraged to visit Company facilities and meet with Company employees throughout their tenure on the board. In addition, board members are encouraged to attend accredited director education programs.

SERVICE LIMITS AND RETIREMENT POLICY:

The board believes that service limits are on balance not the best way to maximize the effectiveness of the board. While service limits would likely introduce fresh perspectives and make new viewpoints available to the board, they may have the countervailing effect of causing the loss of the benefit gained from the contributions of directors who have developed, over time, increasing insight into the Company. As an alternative to service limits, the Nominating and Corporate Governance Committee will periodically review the appropriateness of each board member’s continued service. A board member may not stand for reelection after age 75, but need not resign until the end of his or her term.

DIRECTORS WHO CHANGE THEIR PRESENT JOB RESPONSIBILITIES:

Directors who retire or change from the positions they held when initially elected to the board are expected to tender their resignation to the board at the time of such change. The board does not believe that a director in this circumstance should necessarily be required to leave the board. Instead, the board believes that the Nominating and Corporate Governance Committee should review each situation and make a recommendation to the board as to the continued appropriateness of board membership under the new circumstances or whether the board should accept such tendered resignations.

DIRECTOR RESPONSIBILITIES:

The fundamental role of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. In fulfilling that responsibility, the directors should be able to rely on the honesty and integrity of the Company’s senior management and expert legal, accounting, financial and other advisors.

Board members are expected to prepare for, attend and participate in all board and applicable committee meetings, and to spend the time needed to meet as often as necessary to properly discharge their obligations. At the beginning of each year the board will, to the extent foreseeable and practicable, set a schedule of agenda items to be discussed during the year. Each board member is free to suggest the inclusion of items on the agenda and to raise at any board meeting subjects that are not on the agenda for that meeting. The board shall meet at least four times per year.

An agenda for each board meeting, along with information and data that is important to the board’s understanding of the business to be conducted at the board meeting, should be distributed to the directors in advance of the meeting, so that board meeting time may be focused on questions that the board has about the materials. Certain matters may be discussed at the meeting without advance distribution of written materials, as appropriate.

The board does not have a policy on whether or not the roles of Chief Executive Officer and chairperson of the Board should be separate and, if they are to be separate, whether the chairperson should be selected from the non-employee directors or be an employee of the Company. The board believes these issues should be considered as part of the board’s broader succession planning process. The board shall, however, appoint a lead director or co-lead directors to conduct executive sessions and for such other purposes as the board finds useful.

The board’s policy is to periodically hold executive sessions without the presence of management, including the CEO or other non-independent directors. Such meetings should occur at least four times per year. In general, time is reserved following each regularly scheduled board meeting should the outside directors wish to meet in private executive session. When the outside directors meet without a chairperson of the board, the lead director shall chair the meeting. The outside directors may also meet at such other times as determined by the presiding director.

The board believes that management speaks for the Company. Individual board members may occasionally meet or otherwise communicate with various constituencies that are involved with the Company, but it is expected that board members would do this with the knowledge of management and, in most instances, absent unusual circumstances or as contemplated by the committee charters, at the request of management.

BOARD COMMITTEES:

The board currently has a Nominating and Corporate Governance Committee, an Audit and Finance Committee and a Compensation Committee. All of the members of these committees will meet the then-effective criteria for independence established by the American Stock Exchange and, in the case of the Audit and Finance Committee, the Sarbanes-Oxley Act of 2002. The members of these committees will also meet the other membership criteria specified in the respective charters for these committees. Committee members and committee chairpersons will be appointed by the board. There will be, from time to time, occasions on which the board may want to rotate committee members, but the board does not believe that a formal policy of rotation is warranted.

Each committee shall have its own charter. The charter will set forth the principles, policies, objectives and responsibilities of the committee in addition to the qualifications for committee membership.

The chairperson of each committee will, in consultation with the appropriate committee members and members of management, and in accordance with the committee’s charter, determine the frequency and length of committee meetings and develop the committee’s agenda. At the beginning of the year, each committee will establish a schedule of agenda subjects to be discussed during the year (to the extent these can be foreseen). The schedule for each committee will be furnished to the full board.

The board and each committee have the right at any time to obtain advice, reports or opinions from internal and external counsel and expert advisors and have the authority to hire independent legal, financial and other advisors as they may deem necessary, at the Company’s expense, without consulting with, or obtaining approval from, any officer of the Company in advance.

The board may, from time to time, form new committees as it deems appropriate.

DIRECTOR ACCESS TO OFFICERS AND EMPLOYEES:

The board has complete access to all Company officers and employees. Any meetings or contacts that a director desires to initiate may be arranged directly by the director or through the CEO or other Company officer.

The board welcomes the attendance of senior officers at each board meeting. The board also encourages management to schedule managers to present at board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, or (b) have future potential that management believes should be given exposure to the board.

DIRECTOR COMPENSATION:

The form and amount of director compensation will be determined by the board after review of recommendations of the Nominating and Corporate Governance Committee. It is appropriate for the staff of the Company to report from time to time to the Nominating and Corporate Governance Committee on the status of board compensation in relation to other comparable U.S. companies. The Nominating and Corporate Governance Committee should conduct an annual review of director compensation. The current practice of the board is that a substantial portion of a director’s annual retainer be equity-based. Directors do not receive any additional consideration for serving on committees or as committee chairpersons.

BOARD EVALUATION:

The board should conduct a self-evaluation at least annually to determine whether it and its members and committees are functioning effectively. The Nominating and Corporate Governance Committee is responsible for coordinating and overseeing the annual board evaluation process in accordance with the charter and principles of that committee.

MANAGEMENT REVIEW AND SUCCESSION PLANNING:

The Compensation Committee should conduct and review with the board an annual evaluation of the performance of all executive officers, including the CEO. This review is used by the Compensation Committee in the course of its deliberations when considering the compensation of the CEO and senior management. The CEO performance evaluation is also reviewed by the board to ensure that the CEO is providing effective leadership for the Company. As part of the annual CEO evaluation, the board and the CEO should conduct an annual review of management development and succession planning for senior management, including the CEO.